SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

UICI
(Name of Issuer)

Class A-1 Common Stock, $0.01 par value
(Title of Class of Securities)

902737105
(CUSIP Number)

Ivy B. Dodes
Credit Suisse
Eleven Madison Avenue
New York, New York 10010
(212) 325-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902737105	13D	Page 2 of 26 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Credit Suisse, on behalf of the Investment Banking division
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5.
	8	SHARED VOTING POWER See Item 5.
	9	SOLE DISPOSITIVE POWER See Item 5.
	10	SHARED DISPOSITIVE POWER See Item 5.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5.
14	TYPE OF REPORTING PERSON BK

     Item 1.     Security and Issuer.

     The class of equity securities to which this statement relates is the Class A-1 Common Stock, $0.01 par value per share (the “Shares”), of UICI, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 9151 Grapevine Highway, North Richland Hills, TX 76180.

     Item 2.     Identity and Background.

     In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Schedule 13D is being filed by Credit Suisse (the “Bank”), a Swiss bank, on behalf of its subsidiaries to the extent that they constitute the Investment Banking division (the “Investment Banking division”) (the “Reporting Person”). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. The address of the Bank’s principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person’s principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

      The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse Holdings (USA), Inc. (“CS Holdings USA”), a Delaware corporation. The address of CS Holdings USA’s principal business and office is Eleven Madison Avenue, New York, New York 10010. The ultimate parent company of the Bank and CS Holdings USA, and the direct owner of the remainder of the voting stock of CS Holdings USA, is Credit Suisse Group (“CSG”), a corporation formed under the laws of Switzerland.

      CS Holdings USA owns all of the voting stock of Credit Suisse (USA), Inc. (“CS USA Inc”), a Delaware corporation and holding company. CS USA Inc is the successor company of Credit Suisse First Boston (USA), Inc. (“CSFB-USA”), and all references hereinafter to CSFB-USA shall be deemed to refer to CS USA Inc. CS USA Inc is the sole member of Credit Suisse Securities (USA) LLC (“CS Sec USA LLC”), a Delaware limited liability company and a registered broker-dealer that effects trades in many companies, including the Company. CS Sec USA LLC is the successor company of Credit Suisse First Boston LLC (“CSFB LLC”), which is the successor company of Credit Suisse First Boston Corporation (“CSFBC”), and all references hereinafter to CSFB LLC and CSFBC shall be deemed to refer to CS Sec USA LLC. The address of the principal business and office of each of CS USA Inc and CS Sec USA LLC is Eleven Madison Avenue, New York, New York 10010.

      Each of DLJ Merchant Banking Partners IV, L.P., a Delaware limited partnership (“DLJMBP IV”), DLJ Offshore Partners IV, L.P., a Cayman Islands exempted limited partnership (“Offshore Partners IV”), MBP IV Plan Investors, L.P., a Bermuda limited partnership (“MBP IV Plan Investors”), CSFB Strategic Partners Holdings III, L.P., a Delaware limited partnership (“Strategic Partners III”), and CSFB Strategic Partners Parallel Fund III, L.P., a Delaware limited partnership (“Strategic Partners Parallel III”) (collectively, the “Investing Entities”) makes investments for long-term appreciation. DLJ Merchant Banking, Inc., a Delaware corporation (“DLJMB Inc.”), is (i) the general partner of DLJ Merchant Banking IV, L.P., which is the general partner of DLJMBP IV and (ii) the general partner of DLJ Merchant Banking IV (Cayman), L.P. and DLJ Merchant Banking IV, L.P., which are the overseas general partner and domestic general partner, respectively, of Offshore Partners IV. DLJ LBO Plans Management Corporation, a Delaware corporation (“DLJLBO”), is the general partner of MBP IV Plan Investors. DLJMB Inc. and DLJLBO are indirect wholly owned subsidiaries of CS USA Inc. DLJ MB Advisors,

Inc., a Delaware corporation (“DLJMB Advisors”), is the manager and associate general partner, and Credit Suisse First Boston Private Equity, Inc., a Delaware corporation (“CSFB PE”), is the managing general partner, of CSFB Strategic Associates, L.P., a Delaware limited partnership, which is the general partner of Strategic Partners III and Strategic Partners Parallel III. DLJMB Advisors is a wholly owned subsidiary of CSFB PE. CSFB PE is a wholly owned subsidiary of CS USA Inc. The address of the principal business and office of each of the Investing Entities, DLJMB Inc., DLJLBO, DLJMB Advisors and CSFB PE is Eleven Madison Avenue, New York, New York, 10010.

      CSG is a global financial services company, active in all major financial centers and providing a comprehensive range of banking and insurance products. CSG and its consolidated subsidiaries are comprised of the Bank and the Winterthur division (the “Winterthur division”). In addition to the Investment Banking division, the Bank is comprised of the Asset Management division (the “Asset Management division”) and the Private Banking division (the “Private Banking division”). The Asset Management division provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The Private Banking division offers global private banking and corporate and retail banking services in Switzerland. The Winterthur division provides life and non-life insurance and pension products to private and corporate clients worldwide. CSG’s business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

      CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including those subsidiaries that constitute the Asset Management division, the Private Banking division and the Winterthur division) may beneficially own shares of the securities of the issuer to which this Schedule 13D relates and such shares are not reported in this Schedule 13D. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. Each of the Asset Management division, the Private Banking division and the Winterthur division disclaims beneficial ownership of shares beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of shares beneficially owned by CSG, the Asset Management division, the Private Banking division and the Winterthur division.

      The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CS Holdings USA, CS USA Inc, DLJMB Inc., DLJLBO, DLJ MB Advisors, Inc., CSFB PE, and CS Sec USA LLC are set forth on Schedules A-1 through A-8 attached hereto, each of which is incorporated by reference herein.

      Except as otherwise provided herein, during the past five years neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-8 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

     On January 22, 2002, CSFBC, without admitting or denying any alleged violation, entered into coordinated settlements with NASD Regulation, Inc. (“NASDR”) and the Securities and Exchange Commission (“SEC”) resolving all outstanding investigations of CSFBC into the allocation of shares in initial public offerings (“IPOs”). CSFB-USA was then the sole stockholder of CSFBC.

     CSFBC consented to these settlements without admitting or denying any of the allegations made in the SEC’s Complaint or the Letter of Acceptance, Waiver and Consent (“AWC”) filed with the NASDR. The SEC and NASDR alleged that, between April 1999 and June 2000, certain CSFBC employees allocated many shares in IPOs to over 100 customers with whom they had improper profit-sharing arrangements. The NASDR and SEC alleged that certain employees allocated “hot” IPO shares to certain customers who paid the firm a portion of the profits (between 33 and 65 percent) that they made when they sold their IPO stock, by paying inflated brokerage commissions on transactions unrelated to the IPO shares.

     Under the terms of the coordinated settlement:

  CSFBC paid a total of $100 million. This amount included $30 million in fines and civil penalties divided evenly between the SEC and NASDR, and a total of $70 million in disgorgement, $35 million of which was paid to the U.S. Treasury and $35 million of which was paid to the NASDR, representing the monies obtained as a result of the conduct described by the SEC and NASDR. The SEC determined in this case that it was appropriate and in the public interest to pay funds to the U.S. Treasury rather than to any third parties.

  CSFBC has adopted and implemented revised policies and procedures for allocating IPOs in its broker-dealer operations. The SEC and NASD have reviewed these policies and procedures. These included the establishment of an IPO Allocation Review Committee, a process for the pre-qualification of accounts before they are eligible to receive IPO allocations and enhanced supervisory procedures, which includes the review of commissions paid by certain accounts receiving allocations around the time of the IPO. CSFBC also agreed to retain an independent consultant to review the implementation of these policies and procedures one year from the date of the settlement.

     In the NASDR settlement, CSFBC, without admitting or denying any findings, consented to a censure and findings that it violated NASD Rules 2110, 2330, 2710, 3010 and 3110. These Rules (a) require broker-dealers to adhere to just and equitable principles of trade, (b) prohibit broker-dealers from sharing in the profits of client accounts except as specifically provided, (c) require a managing underwriter to file certain information that may have a bearing on the NASDR’s review of underwriting arrangements, (d) require members to establish, maintain and enforce a reasonable supervisory system, and (e) require broker-dealers to maintain certain books and records.

     The NASDR AWC also found violations of Section 17(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and SEC Rule 17a-3, thereunder, which are incorporated by NASD Rule 3110 and similarly impose certain record keeping requirements on CSFBC as a broker-dealer. In the SEC settlement, CSFBC, without admitting or denying the allegations of the Complaint, consented to entry by the District Court for the District of Columbia of a final judgment that: (1) permanently enjoined CSFBC, directly or indirectly, from violations of NASD Conduct Rules 2110 and 2330 and Section 17(a)(1) of the Exchange Act and SEC Rule 17a-3; and (2) ordered CSFBC to comply with certain undertakings.

     Neither the SEC nor NASDR made any allegations or findings of fraudulent conduct by CSFBC. Further, neither the SEC nor NASDR alleged that any IPO prospectus was rendered false or misleading by CSFBC’s conduct or that this conduct affected either the offering price of an IPO or the price at which any IPO stock traded in the aftermarket.

     On August 13, 2002, Mr. John A. Ehinger, an executive officer of CSFB-USA and board member of CSFB LLC, without admitting or denying any alleged violation, entered into a settlement with the NASD resolving outstanding investigations of Mr. Ehinger into his alleged failure to supervise with a view toward preventing CSFBC’s violations of NASD Rules 2110, 2330, 2710 and 3110, and Section 17(a) of the Exchange Act and SEC Rule 17a-3 thereunder. Under the terms of the settlement, Mr. Ehinger agreed to (1) the payment of a fine of $200,000, (2) a suspension from associating with a member firm in any and all capacities for 30 calendar days, and (3) a suspension from acting in any supervisory capacity for 30 additional calendar days, such supervisory suspension beginning after the suspension in all capacities had been served.

     On October 31, 2003, the U.S. District Court for the Southern District of New York (the “SDNY”) approved the global settlement among a number of Wall Street firms, including CSFB LLC, and a coalition of state and federal regulators and self-regulatory organizations (the “Global Settlement”). CSFB LLC, without admitting or denying any alleged violation, consented to the Global Settlement and thereby resolved a Securities and Exchange Commission’s (“SEC”) complaint filed on April 28, 2003, in the SDNY. In this complaint, the SEC alleged that, from July 1998 to December 2001, CSFB LLC engaged in acts and practices that created or maintained inappropriate influence over research analysts, thereby imposing conflicts of interest on research analysts that CSFB LLC failed to manage in an adequate or appropriate manner. The SEC’s complaint also alleged that CSFB LLC engaged in inappropriate “spinning” of “hot” IPO allocations in violation of New York Stock Exchange (“NYSE”) and NASD Inc. (“NASD”) rules requiring adherence to high business standards and just and equitable principles of trade, and that CSFB LLC’s books and records relating to certain transactions violated the broker-dealer record-keeping provisions of Section 17(a) of the Securities Exchange Act of 1934, NYSE Rules 401, 440 and 476(a)(6) and NASD Rules 2110 and 3110.

     Under the terms of the Global Settlement:

  CSFB LLC agreed to pay the following amounts: $75 million as a penalty, $75 million as disgorgement of commissions and other monies for restitution for investors, and $50 million to be used to fund independent research. This $50 million to fund independent research is payable over a five year period.

  CSFB LLC is required, among other things, to: (i) separate its research and investment banking departments and make independent research available to investors, (ii) prohibit its analysts from receiving compensation for investment banking activities and prohibit analysts’ involvement in investment banking “pitches” and “roadshows,” (iii) contract, for a five-year period, with no fewer than three independent research firms that will make available independent research to CSFB LLC’s customers, and (iv) make its analysts’ historical price targets (among other things) publicly available.

  CSFB LLC is permanently restrained and enjoined from violating Sections 15(c) and 17(a) of the Exchange Act, Exchange Act Rules 15c1-2 and 17a-3, NASD Rules 2110, 2210, 3010, and 3110, and NYSE Rules 342, 401, 440, 472, and 476.

     Other Wall Street firms were subject to similar requirements.

     Item 3. Source and Amount of Funds or Other Consideration.

      As described more fully in Item 6 of this Schedule 13D, on April 5, 2006 (the “Closing Date”), the Investing Entities acquired an aggregate of 3,378,378.3784 Shares pursuant to the Agreement and Plan of Merger, dated as of September 15, 2005 (the “Merger Agreement”), by and among Premium Finance LLC, a Delaware limited liability company, Mulberry Finance Co., Inc., a Delaware corporation, DLJMB IV First Merger LLC, a Delaware limited liability company, Premium Acquisition, Inc., a Delaware corporation, Mulberry Acquisition, Inc., a Delaware corporation, DLJMB IV First Merger Co Acquisition Inc., a Delaware corporation, and the Company. In connection with the Merger (as defined in Item 6 below), the Investing Entities paid $125,000,000 as part of the aggregate merger consideration paid in the transaction. DLJMBP IV funded $36,890,859.79. Offshore Partners IV funded $22,419,885.21. MBP IV Plan Investors funded $45,689,255.00. Strategic Partners III funded $14,518,000. Strategic Partners Parallel III funded $5,482,000. The Investing Entities funded their acquisitions from capital contributions by their respective investors.

      None of the individuals listed on Schedules A-1 to A-8 hereto has contributed any funds or other consideration towards the purchase of the securities of the Company, except to the extent that they may have partnership interests in the Investing Entities in respect of which they have made capital contributions.

Item 4.     Purpose of Transaction.

     The responses set forth in Items 3 and 6 of this Schedule 13D are incorporated by reference into this Item 4 in their entirety. The Investing Entities acquired the Shares primarily for investment purposes.

     Except as described in this Schedule 13D, the Reporting Person and the Investing Entities currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act.

     The Reporting Person and each of the Investing Entities reserve the right, in light of its ongoing evaluation of the Company’s financial condition, business, operations and prospects, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, the Reporting Person and each of the Investing Entities (and their respective affiliates) reserve the right, in each case subject to (a) the restrictions contained in the Stockholders Agreement and the Registration Rights and Coordination Committee Agreement described in Item 6 of this Schedule 13D, and (b) any applicable limitations imposed on the sale of any of their Company securities by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) or other applicable law, to (i) purchase additional shares of Class A-1 Common Stock or other securities of the Company, (ii) sell or transfer shares of Class A-1 Common Stock beneficially owned by them from time to time in public or private transactions, and (iii) cause any of the Investing Entities to distribute in kind to their respective investors, as the case may be, shares of Class A-1 Common Stock or other securities owned by such Investing Entities. In addition, the Investing Entities or their designees to the Company board of directors may, if circumstances warrant, encourage, cause or seek to cause the Company or its subsidiaries to consider or explore: (i) extraordinary corporate transactions, such as a merger, (ii) sales or acquisitions of assets or businesses, (iii) changes to the capitalization or dividend policy of the issuer, and (iv) other material changes to the issuer’s business or corporate structure. In addition, the Investing Entities are aware that the Company may add additional directors to Company’s board of directors during 2006.

Item 5.     Interest in Securities of the Company.

      (a) The Company has informed the Investing Entities that, as of the Closing Date after giving effect to the transactions contemplated by the Merger Agreement, there were 26,790,979.2016 Shares issued and outstanding.

      As of April 5, 2006, the Reporting Person may be deemed to beneficially own an aggregate of 3,378,378.3784 Shares, consisting of (i) 870,532.1214 Shares held directly by DLJMBP IV, (ii) 529,053.2762 Shares held directly by Offshore Partners IV, (iii)1,078,152.2662 Shares held directly by MBP IV Plan Investors, (iv) 323,787.8690 Shares held directly by Strategic Partners III, (v) 148,162.1622 shares held directly by Strategic Partners Parallel III and (vi) an aggregate of 428,690.6834 Shares held in a voting trust as described in Item 6 of this Schedule 13D, consisting of (A) 126,518.1432 Shares held in trust for DLJMBP IV, (B) 76,889.5673 Shares held in trust for Offshore Partners IV, (C) 156,692.4636 Shares held in trust for MBP IV Plan Investors and (D) 68,590.5093 Shares held in trust for Strategic Partners III.

      Accordingly, the Reporting Person may be deemed to beneficially own 12.61% of the outstanding Shares as of April 5, 2006.

      To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CS Holdings USA Inc, CS USA Inc, CS Sec USA LLC, the Investing Entities nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-8 attached hereto, has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any Shares.

     (b) There is shared power to vote or to direct the vote, and share power to dispose or to director the disposition, subject to the restrictions contained in the Stockholders Agreement and the Registration Rights and Coordination Committee Agreement described in Item 6 of this Schedule 13D, among the entities that comprise the Reporting Person, as to all Shares referenced in Item 5(a). In addition, Item 6, “—Voting Trust Agreement” of this Schedule 13D is incorporated by reference into this Item 5(b) in its entirety.

     (c) Inapplicable.

     (d) Inapplicable.

     (e) Inapplicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

     The responses set forth in Items 3 and 4 of this Schedule 13D are incorporated herein by reference in their entirety.

     The Merger

      Pursuant to the Merger Agreement, on April 5, 2006, each of Premium Acquisition, Inc. (“Merger Co 1”), Mulberry Acquisition, Inc. (“Merger Co 2”) and DLJMB IV First Merger Co Acquisition Inc. (“Merger Co 3,” and each of Merger Co 1, Merger Co 2 and Merger Co 3, a “Merger Co”) merged with and into the Company, with the Company being the surviving corporation (the “Merger”). Upon consummation of the Merger, (i) each share of common stock of the Company, par value $0.01 per share (except for dissenting shares, shares held by certain senior managers of the Company and shares held in the Company’s agent stock accumulation plans), was converted into the right to receive $37.00 in cash; (ii) each share of common stock of the Company held by certain senior managers of the Company was renamed Class A-1 Common Stock; (iii) each share of common stock of the Company beneficially owned through the Company’s agent stock accumulation plans by the Company’s independent insurance agents was converted into one share of Class A-2 Common Stock, par value $.01 per share, of the Company; and (iv) each share of common stock of each Merger Co was converted into one Share. The Investing Entities held 3,378,378.3784 shares of common stock of Merger Co 3, which were converted into 3,378,378.3784 Shares in the Merger. In connection with the Merger, the

     Company transferred substantially all of its assets and liabilities to HealthMarkets, LLC (“HealthMarkets”), a Delaware limited liability company and wholly-owned subsidiary of the Company.

      The aggregate amount of cash consideration paid to former stockholders of the Company in the Merger was $1,611,618,324. This cash consideration was funded by (i) equity contributions of $610,000,000, $250,000,000 and $125,000,000 by certain affiliates of The Blackstone Group, the Goldman Sachs Capital Partners, and the Investing Entities, respectively; (ii) borrowings of $500,000,000 under a senior credit facility of HealthMarkets; (iii) the issuance by HealthMarkts of $103,100,000 aggregate principal amount of junior subordinated notes to HealthMarkets Capital Trust I and HealthMarkets Capital Trust II, which issued to several third party investors preferred stock having an aggregate liquidation value of $100,000,000; and (iv) available cash of the Company. As a result of the Merger, (i) Blackstone Capital Partners IV L.P., Blackstone Capital Partners IV-A L.P., Blackstone Family Investment Partnership IV-A L.P. and Blackstone Participation Partnership IV, L.P. (collectively, the “Blackstone Investors”) acquired an aggregate of 16,486,486.4865 Shares, representing approximately 61.5% of the total outstanding Shares, (ii) Mulberry Holdings I, LLC and Mulberry Holdings II, LLC (collectively, the “Goldman Sachs Investors”) acquired an aggregated 6,756,756.7567 Shares, representing approximately 25.2% of the total outstanding Shares, and (iii) the Investing Entites acquired an aggregate of 3,378,378.3784 Shares, representing approximately 12.6% of the total outstanding Shares.

      In connection with the Merger, the Company amended and restated its certificate of incorporation and bylaws, which are filed as Exhibits 1 and 2 hereto and are incorporated by reference in their entirety into this Item 6. The Company has applied to delist its Class A-1 Common Stock from the New York Stock Exchange.

      The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 3 hereto and is incorporated by reference in its entirety into this Item 6.

     Stockholders Agreement

     In connection with the Merger, the Investing Entities entered into a Stockholders Agreement, dated as of April 5, 2006 (the “Stockholders Agreement”) with the Company, the Blackstone Investors, the Goldman Sachs Investors, and the management stockholders named therein (the “Management Stockholders”).

      The description of the Stockholders Agreement in this Item 6 is qualified in its entirety by reference to the text of the Stockholders Agreement, which is incorporated by reference in its entirety into this Item 6.

Board Composition

      The Stockholders Agreement provides that following the Merger, the board of directors of the Company will consist of:

  up to 6 directors nominated or designated by the Blackstone Investors and any permitted transferee thereof (collectively, the “Blackstone Investor Group”);

  up to 2 directors nominated or designated by the Goldman Sachs Investors and any permitted transferee thereof (collectively, the “GS Investor Group”);

  up to 1 director nominated or designated by the Investing Entities and any permitted transferee thereof (collectively, the “DLJ Investor Group,” and each of the Blackstone Investor Group, the GS Investor Group and the DLJ Investor group, a “Private Equity

  Investor Group”);

  1 member of management, referred to herein as the “management director,” to be nominated by Private Equity Stockholders holding a majority of Shares held by Private Equity Stockholders; and

  additional directors, including directors who may be considered independent under various SEC and stock exchange definitions to the extent deemed necessary or advisable.

      Pursuant to the Stockholders Agreement, the Blackstone Investors designated Messrs. Chinh E. Chu and Matthew S. Kabaker, the Goldman Sachs Investors designated Messrs. Adrian M. Jones and Nathaniel Zilka, and the DLJ Investors designated Mr. Kamil M. Salame, as members of the board of directors of the Company. In addition, Mr. William J. Gedwed, President and Chief Executive Officer of the Company, and Mr. Mural R. Josephson have been appointed to the board of directors of the Company as Management Director and Additional Director, respectively.

      The allocation of board representation to the Private Equity Investor Group will be reduced as the ownership interest of Shares of such Private Equity Investor Group is reduced. The Blackstone Investor Group will have the ability to designate a majority of the directors for so long as it holds a majority of the Shares issued to the Private Equity Stockholders in the Merger. Each Private Equity Investor Group will lose its right to designate directors entirely when its ownership of Shares is less than the greater of (i) five percent of the Shares issued to the Private Equity Stockholders in the Merger and (ii) three percent of the then-outstanding Shares.

      Generally, each director will have one vote. However, if the Blackstone Investor Group nominates or designates fewer than the maximum number of directors to which they are entitled, then the Blackstone Investor Group’s directors will have aggregate voting power on board matters equal to the maximum number of directors that the Blackstone Investor Group is entitled to nominate or designate divided by the number of directors they have actually nominated or designated.

Approval Rights

      The Stockholders Agreement provides that without the approval of directors designated by at least two Private Equity Investor Groups, in addition to any customary board approval, the Company will not, and will cause its subsidiaries not to, take certain actions, including:

  certain mergers, consolidations, business combinations, reorganizations or liquidations;

  certain acquisitions or dispositions of business or assets valued in excess of 20% of the fair market value of the total assets of the Company and its subsidiaries;

  certain debt and preferred stock issuances that would increase the aggregate debt and preferred stock level by an amount in excess of 20% of the fair market value of the total assets of the Company and its subsidiaries;

  transactions with affiliates, other than de minimis transactions on arm’s length terms; or

  amendments to the certificate of incorporation or bylaws with the purpose or effect of the transactions described above or that would conflict with other terms of the Stockholders Agreement.

      The Stockholders Agreement also provides that, without the approval of the affected Private Equity Investor Group, if the affected party is a Private Equity Investor Group, or the approval of a majority (by ownership of Shares) of the Management Stockholders, if the affected party is a Management Stockholder, neither the Stockholders Agreement nor the certificate of incorporation or bylaws may be amended in a manner that imposes additional transfer restrictions, limits any Private Equity Investor Group’s right to designate directors or further limits “tag-along”

rights or the rights of a stockholder to participate in public offerings. The Stockholders Agreement also provides that the Stockholders Agreement, the certificate of incorporation and bylaws may not be amended without the approval of each affected Private Equity Investor Group, if such amendment would subject any Private Equity Investor Group to materially adverse differential treatment as compared to the other Private Equity Investor Groups.

      In addition, the Stockholders Agreement provides that, as long as any member of the GS Investor Group remains party to the Stockholders Agreement, the Company and its subsidiaries are not permitted to directly or indirectly acquire or otherwise control equity securities of any bank holding company, depositary institution or certain other bank entities without the approval of the GS Investor Group and at least one other Private Equity Investor Group.

Corporate Opportunities

      The Stockholders Agreement provides that the Private Equity Investor Groups and the directors designated by them have no duty to provide the Company with any business or other opportunities, and have the right to engage in corporate opportunities for their own account, in each case to the fullest extent permitted by law.

Transfer Restrictions

      Under the terms of the Stockholders Agreement, transfers of Shares are generally prohibited except:

pursuant to “tag-along” sales and “drag-along” sales, as described below;

after an initial public offering of the Company (and subject to the provisions of the Registration Rights Agreement described below):

in a registered public offering;

pursuant to Rule 144 promulgated under the Securities Act; or

in a distribution of Shares by a Private Equity Investor Group to its general or limited partners, members, managers or shareholders; or

with the approval of the Private Equity Investor Groups holding a majority of the shares held by the Private Equity Investor Groups.

      In addition, members of each Private Equity Investor Group are expected to be permitted to transfer their Shares to investment funds that are directly or indirectly managed or advised by the manager or advisor of such Private Equity Investor Groups.

     Finally, Management Stockholders are expected to be permitted to transfer their Shares:

  to the Company;

  upon the death of the holder, pursuant to applicable laws of descent and distribution; or

  for estate planning purposes, pursuant to a transfer to the holder’s immediate family, whether directly or indirectly by means of a trust or partnership or other bona fide estate- planning vehicle the only beneficiaries of which are the holder’s immediate family.

Tag-Along Rights

      If any Private Equity Investor Group proposes to transfer Shares in a “tag-along sale” (as described below), then that Private Equity Investor Group is required to offer to each other Private Equity Investor Group the right to sell a pro rata portion of its Shares on the same terms and conditions as the proposed transfer. This right to tag-along is also provided to Management

     Stockholders if the Shares proposed to be transferred by the Private Equity Investor Groups initiating the sale represent more than 50% of the outstanding Shares.

     A “tag-along sale” means:

  before an initial public offering of the common stock of the Company, a transfer (1) of at least 1% of the outstanding Shares by the Private Equity Investor Groups holding a majority of the outstanding Shares held by the Private Equity Investor Groups in the aggregate or (2) of at least 5% of the Shares by any Private Equity Investor Group, and

  after an initial public offering of the common stock of the Company, a transfer by a Private Equity Investor Group of at least 10% of the total amount of Shares outstanding.

Drag-Along Rights

      The Stockholders Agreement provides that if the Private Equity Investor Groups collectively own at least fifty percent (50%) of the Company’s outstanding Shares, and Private Equity Investor Groups owning at least thirty-five percent (35%) of the Company’s Shares propose to sell shares of the Company’s common stock to any third party which, taking into account all shares to be transferred in this or similar transactions, would result in the transfer of greater than 50% of the outstanding common stock of the Company, then the selling Private Equity Investor Groups will have the option to obligate each holder of Shares to sell the same proportion of the holder’s shares as is sold by the selling Private Equity Investor Groups. Upon the exercise of this drag-along option, each holder of Shares that is party to the Stockholders Agreement will be subject to many of the same terms as those applicable to shares held by the selling Private Equity Investor Groups.

Information Rights

      The Stockholders Agreement requires the Company to prepare and furnish to each Private Equity Investor Group and Management Stockholder annual and quarterly financial statements, operating and capital expenditure budgets, and to the extent otherwise prepared, other periodic information relating to the operations and cash flows of the Company and its subsidiaries.

Preemptive Rights

      The Stockholders Agreement provides that each Private Equity Investor Group and Management Stockholder will have preemptive rights to acquire securities to be issued by the Company in order to maintain their then-current proportionate ownership of common stock, with certain permitted exceptions.

Line of Business Covenant

      The Stockholders Agreement requires the Company to advise each Private Equity Investor Group before the Company directly or indirectly enters into any line of business materially different from its existing lines of business and to discuss in good faith and reasonably cooperate with the Private Equity Investor Groups’ efforts toward resolving any regulatory problem that such actions may cause them.

Company Repurchase Right

      Prior to an initial public offering of the Company’s stock, in the event the employment of a Management Stockholder is terminated “for cause,” as such term is defined in the manager’s employment agreement, the Company will have the right to purchase such holder’s Shares at a price equal to the lesser of: (x) the weighted average price paid by the Management Stockholder or (y) the fair market value of the shares to be redeemed (as determined in good faith by the board of directors). In the event the employment of a Management Stockholder is terminated other than “for cause” or if the Management Stockholder terminates his or her employment, the Company will have the right to purchase the holder’s Shares at the fair market value of the Shares. In these circumstances, at the discretion of the board of directors, in light of the availability under or limitations imposed by any credit agreement or other debt agreement and the capital and liquidity position of the Company, it may pay the repurchase price in the form of a note.

     Registration Rights Agreement

      The Company is party to a registration rights and coordination committee agreement, dated as of April 5, 2006 (the “Registration Rights Agreement”), with the Private Equity Stockholders, providing for demand and piggyback registration rights with respect to the Shares. The Management Stockholders are also expected to become parties to the Registration Rights Agreement. Following an initial public offering of the Company’s stock, the Blackstone Investor Group will have the right to demand registration under the Securities Act of its shares for public sale on up to five occasions, the GS Investor Group will have the right to demand registration on up to two occasions, and the DLJ Investor Group will have the right to demand such registration on one occasion. No more than one such demand is permitted within any 180-day period without the consent of the board of directors of the Company. In addition, both the Private Equity Investor Groups and the Management Stockholders have so-called “piggy-back” rights, which are rights to request that their Shares be included in registrations initiated by the Company or by any Private Investor Group. Following an initial public offering of the Company’s stock, sales or other transfers of the Company’s stock by parties to the Registration Rights Agreement will be subject to pre-approval by a Coordination Committee that will consist of representatives from each of the Private Equity Investor Groups with certain limited exceptions. In addition, the Coordination Committee shall have the right to request that the Company effect a “shelf” registration.

      The description of the Registration Rights Agreement in this Item 6 is qualified in its entirety by reference to the text of the Stockholders Agreement, which is incorporated by reference in its entirety into this Item 6.

     Voting Trust Agreement

     On April 5, 2006, DLJMBP IV, Offshore Partners IV, MBP IV Plan Investors, Strategic Partners III, DLJ Merchant Banking, Inc., Wells Fargo Bank, N.A. (the “Trustee”), and the Company, entered into a voting trust agreement (the “Trust Agreement”) pursuant to which the Investing Entities deposited 428,690.6834 Shares into a voting trust (the “Trust Shares”). Generally, the Trustee will vote such Shares in proportion to, or with the majority of, votes cast by shareholders other than such Investing Entities and their affiliates. The number of Shares deposited into the trust by each of such Investing Entities is stated in Item 5(a) of this Schedule 13D. The Trustee is the record holder of the Trust Shares and such Investing Entities hold trust certificates representing the shares. While the Trustee has the exclusive right to vote the Trust Shares, such Investing Entities have the power to dispose or direct the disposition of the Trust Shares and the right to receive all dividends paid on their Shares.

     The description of the Trust Agreement in this Item 6 is qualified in its entirety by reference to the text of the Trust Agreement, which is incorporated by reference in its entirety into this Item 6.

Item 7.     Material to be Filed as Exhibits.

Exhibit No.	Description

1	Certificate of Incorporation of UICI (incorporated by reference to Exhibit 1 to UICI’s Registration Statement on Form 8-A filed on April 5, 2006)

2	By-Laws of UICI (incorporated by reference to Exhibit 2 to UICI ’s Registration Statement on Form 8-A filed on April 5, 2006)

3	Agreement and Plan of Merger, dated as of September 15, 2005, by and among Premium Finance LLC, Mulberry Finance Co., Inc., DLJMB IV First Merger LLC, Premium Acquisition Inc., Mulberry Acquisition, Inc., DLJMB IV First Merger Co Acquisition Inc., and UICI, (incorporated by reference to Exhibit 2.1 to UICI’s Registration Statement on Form S-4 filed on January 20, 2006)

4	Stockholders Agreement dated as of April 5, 2006, by and among UICI, formerly known as UICI, and certain stockholders named therein (incorporated by reference to Exhibit 4.1 to UICI’s Post-Effective Amendment No. 1 to Registration Statement on Form S-8 for the UICI Restated and Amended 1987 Stock Option Plan filed on April 6, 2006)

5	Registration Rights and Coordination Committee Agreement, dated as of April 5, 2006, by and among UICI and certain stockholders named therein (incorporated by reference to Exhibit 10.3 to UICI ’s Current Report on Form 8-K filed on April 11, 2006)

6	Voting Trust Agreement, dated as of April 5, 2006, by and among DLJ Merchant Banking Partners IV, L.P., DLJ Offshore Partners IV, L.P., MBP IV Plan Investors, L.P., CSFB Strategic Partners Holdings III, L.P., DLJ Merchant Banking, Inc., Wells Fargo Bank, N.A., and UICI

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: April 14, 2006

CREDIT SUISSE, on behalf of the INVESTMENT BANKING division

By:	/s/ Ivy B. Dodes

	Name:	Ivy B. Dodes

SCHEDULE A-1

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSON

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

Brady W. Dougan	Eleven Madison	Chief Executive Officer of the	United
	Avenue	Investment Banking Division and	States
	New York, NY	Chairman of the Investment
	10010	Banking Management Committee
USA

Robert Basso	Eleven Madison	Head of the Investment Banking	United
	Avenue	Division Human Resources	States
New York, NY
10010
USA

Phillip Cushmaro	Eleven Madison	Head of the Investment Banking	United
	Avenue	Division Information Technology	States
New York, NY
10010
USA

Tony Ehringer	Eleven Madison	Co-Head of Equities	United
	Avenue		States
New York, NY
10010
USA

Brian D. Finn	Eleven Madison	Head of Alternative Investments	United
	Avenue		States
New York, NY
10010
USA

Marc D. Granetz	Eleven Madison	Co-Head of the Investment Banking	United
	Avenue	Department	States
New York, NY
10010
USA

John S. Harrison	Eleven Madison	Head of Executive Office	United
	Avenue	Administration	States
New York, NY
10010
USA

James P. Healy	Eleven Madison	Head of Fixed Income	United
	Avenue		States
New York, NY
10010
USA

James E. Kreitman	One Cabot Square,	Co-Head of Equities	United
	London E14 4QJ,		States
Great Britain

Neil Moskowitz	Eleven Madison	Investment Banking DivisionChief	United
	Avenue	Financial Officer and Head of	States
	New York, NY	Investment Banking Support
10010
USA

Adebayo O. Ogunlesi	Eleven Madison	Chief Client Officer	Nigeria
Avenue
New York, NY
10010
USA

Eric M. Varvel	Eleven Madison	Co-Head of the Investment Banking	United
	Avenue	Department	States
New York, NY
10010
USA

Lewis Wirshba	Eleven Madison	Chief Operating Officer, Americas	United
	Avenue	Region	States
New York, NY
10010
USA

Carlos Onis	Eleven Madison	Senior Finance Officer of the	United
	Avenue	Investment Banking Division	States
New York, NY
10010
USA

Ken Weiner	Eleven Madison	Head of the Investment Banking	United
	Avenue	Operational Risk Management	States
New York, NY
10010
USA

SCHEDULE A-2

     EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE HOLDINGS (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse Holdings (USA), Inc. The business address of Credit Suisse Holdings (USA), Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

Brady W. Dougan	Eleven Madison	President, Chief Executive Officer	United
	Avenue	and Board Member	States
New York, NY
10010
USA

Neil Moskowitz	Eleven Madison	Managing Director and Board	United
	Avenue	Member	States
New York, NY
10010
USA

D. Neil Radey	One Madison	Managing Director and General	United
	Avenue	Counsel	States
New York, NY
10010
USA

David C. Fisher	Eleven Madison	Chief Financial Officer	United
	Avenue		States
New York, NY
10010
USA

Peter J. Feeney	Eleven Madison	Treasurer	United
	Avenue		States
New York, NY
10010
USA

Mark Rufeh	Eleven Madison	Head of Strategy Implementation	United
	Avenue	and Expense Management	States
New York, NY
10010
USA

SCHEDULE A-3

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse (USA), Inc. The business address of Credit Suisse (USA), Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

Brady W. Dougan	Eleven Madison	President, Chief Executive Officer	United
	Avenue	and Board Member	States
New York, NY
10010
USA

Neil Moskowitz	Eleven Madison	Managing Director and Board	United
	Avenue	Member	States
New York, NY
10010
USA

D. Neil Radey	One Madison Avenue	Managing Director and General	United
	New York, NY	Counsel	States
10010
USA

David C. Fisher	Eleven Madison	Chief Financial and Accounting	United
	Avenue	Officer	States
New York, NY
10010
USA

Peter J. Feeney	Eleven Madison	Managing Director and Treasurer	United
	Avenue		States
New York, NY
10010
USA

Lewis H. Wirshba	Eleven Madison	Managing Director and Board	United
	Avenue	Member	States
New York, NY
10010
USA

Carlos Onis	Eleven Madison	Managing Director and Board	United
	Avenue	Member	States
New York, NY
10010
USA

Kenneth Weiner	Eleven Madison	Managing Director and Board	United
	Avenue	Member	States
New York, NY
10010
USA

SCHEDULE A-4

     EXECUTIVE OFFICERS AND DIRECTORS OF DLJ MERCHANT BANKING, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Merchant Banking, Inc. The business address of DLJ Merchant Banking, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

Steven Rattner	Eleven Madison	Chairman, Managing Director and	United
	Avenue	Board Member	States
New York, NY
10010
USA

Nicole S. Arnaboldi	Eleven Madison	Managing Director and Board	United
	Avenue	Member	States
New York, NY
10010
USA

Peter J. Feeney	Eleven Madison	Treasurer	United
	Avenue		States
New York, NY
10010
USA

George R. Hornig	Eleven Madison	Board Member	United
	Avenue		States
New York, NY
10010
USA

SCHEDULE A-5

     EXECUTIVE OFFICERS AND DIRECTORS OF DLJ LBO PLANS MANAGEMENT CORPORATION

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ LBO Plans Management Corporation. The business address of DLJ LBO Plans Management Corporation is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

George R. Hornig	Eleven Madison	President and Board Member	United
	Avenue		States
New York, NY
10010
USA

Ivy B. Dodes	Eleven Madison	Vice President and Board Member	United
	Avenue		States
New York, NY
10010
USA

Peter J. Feeney	Eleven Madison	Treasurer	United
	Avenue		States
New York, NY
10010
USA

SCHEDULE A-6

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ MB ADVISORS, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ MB Advisors, Inc. The business address of DLJ MB Advisors, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

Nicole S. Arnaboldi	Eleven Madison	Managing Director and Board	United
	Avenue, New	Member	States
York, New York
10010

George R. Hornig	Eleven Madison	Chairman and Board Member	United
	Avenue, New		States
York, New York
10010

Edward A. Poletti	Eleven Madison	Senior Vice President and Board	United
	Avenue, New	Member	States
York, New York
10010

Peter J. Feeney	Eleven Madison	Treasurer	United
	Avenue, New		States
York, New York
10010

Steven Rattner	Eleven Madison	Board Member	United
	Avenue, New		States
York, New York
10010

SCHEDULE A-7

     EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON PRIVATE EQUITY, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston Private Equity, Inc. The business address of Credit Suisse First Boston Private Equity, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

George R. Hornig	Eleven Madison	Chief Operating Officer and Board	United
	Avenue	Member	States
New York, NY
10010
USA

Edward A. Poletti	Eleven Madison	Chief Financial Officer	United
	Avenue		States
New York, NY
10010
USA

Nicole S. Arnaboldi	Eleven Madison	Chief Operating Officer – Funds	United
	Avenue	Management and Board Member	States
New York, NY
10010
USA

Brian D. Finn	Eleven Madison	Chief Executive Officer	United
	Avenue		States
New York, NY
10010
USA

Peter J. Feeney	Eleven Madison	Treasurer	United
	Avenue		States
New York, NY
10010
USA

SCHEDULE A-8

     EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE SECURITIES (USA) LLC

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse Holdings (USA), Inc. The business address of Credit Suisse Securities (USA) LLC. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

Brady W. Dougan	Eleven Madison	President, Chief Executive Officer	United
	Avenue	and Board Member	States
New York, NY
10010
USA

John Ehinger	Eleven Madison	Board Member	United
	Avenue		States
New York, NY
10010
USA

James P. Healy	Eleven Madison	Board Member	United
	Avenue		States
New York, NY
10010
USA

D. Neil Radey	Eleven Madison	General Counsel and Managing	United
	Avenue	Director	States
New York, NY
10010
USA

Paul J. O’Keefe	Eleven Madison	Chief Financial Officer	United
	Avenue		States
New York, NY
10010
USA

Gary Gluck	Eleven Madison	Treasurer	United
	Avenue		States
New York, NY
10010
USA